FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Third quarter 2009 results

Contents
(continued)

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to:
RBS obtaining the requisite approvals and agreeing the requisite documents to finalise its accession into the APS; the effect of the APS and State Aid remedies on RBS's financial and capital position; the continuation or further deepening of recessionary conditions; the ability of the Group to access sufficient funding to meet its liquidity needs; the developments in the current crisis in the global financial markets
, and their impact on the financial industry in general and the Group in particular; the effect on the Group's capital of write downs in respect of credit market exposures and impairments; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; the value and effectiveness of any credit protection purchased by RBS; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Acquisition of ABN AMRO
On 17 October 2007, RFS Holdings B.V. ('RFS Holdings'), a company jointly owned by The Royal Bank of Scotland Group plc ('RBS'), Fortis Bank Nederland (Holding) N.V. ('Fortis') and Banco Santander S.A. ('Santander') (together, the 'Consortium Members'), completed the acquisition of ABN AMRO Holding N.V. ('ABN AMRO').
RFS Holdings is implementing an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:
•
Continuing businesses of Business Unit North America;
•
Business Unit Global Clients and wholesale clients in the Netherlands
  (including former Dutch wholesale clients) and Latin America (excluding Brazil);
•
Business Unit Asia (excluding Saudi Hollandi); and
•
Business Unit Europe (excluding Antonveneta).
Certain other assets will continue to be shared by the Consortium Members.
On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. including Fortis' participation in RFS Holdings that represents the acquired activities of ABN AMRO.
The separation of the main platform shared between RBS and its Dutch state-owned partner has been completed and the Group expects that, subject to legal process and regulatory approvals, the legal separation of the constituent parts of ABN AMRO will be complete in early 2010. From that point RBS will cease to consolidate the Dutch state's interest in RBS Group statutory accounts.
Pro forma results
Pro forma results have been prepared to include only those business units of ABN AMRO that will be retained by RBS.  The financial review and divisional performance and discussion of risk and capital management in this Interim Management Statement focus on the pro forma results.  The basis of preparation of the pro forma results is detailed on page 63.
Statutory results
RFS Holdings is jointly owned by the Consortium Members.  It is controlled by RBS and is therefore fully consolidated in its statutory financial statements.  The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.
Restatements
Divisional results for 2008 have been restated to reflect the Group's new organisational structure that includes a Non-Core division comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose of.  The Non-Core division is reported separately from the divisions which form the Core Group.  In addition, separate reporting of Business Services (formerly Group Manufacturing) and Centre results has changed and, with the exception of certain items of a one off nature, costs incurred are now allocated to the customer-facing divisions and included in the measurement of the returns which they generate.  The changes do not affect the Group's results.  Comparatives have been restated accordingly.
The pro forma and statutory results for 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.  This has resulted in an increase in staff costs amounting to £37 million for the third quarter of 2008 and £72 million for the first nine months of 2008.
The pro forma and statutory results for 2008 have been restated for the finalisation of the ABN AMRO acquisition accounting.

Results summary - pro forma

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Core
Total income (1)	7,154	7,015	7,529	24,862	21,699
Operating expenses (2)	(3,729)	(3,638)	(3,531)	(11,474)	(10,742)
Insurance net claims	(1,019)	(788)	(764)	(2,596)	(2,353)
Operating profit before impairment losses (3)	2,406	2,589	3,234	10,792	8,604
Impairment losses	(1,213)	(1,147)	(512)	(3,390)	(1,184)
Operating profit (3)	1,193	1,442	2,722	7,402	7,420

Non-Core
Total income (1)	(60)	(894)	1,056	(2,977)	(1,463)
Operating expenses (2)	(466)	(428)	(529)	(1,454)	(1,711)
Insurance net claims	(126)	(137)	(170)	(440)	(508)
Operating (loss)/profit before impairment losses (3)	(652)	(1,459)	357	(4,871)	(3,682)
Impairment losses	(2,066)	(3,516)	(768)	(7,410)	(1,575)
Operating loss (3)	(2,718)	(4,975)	(411)	(12,281)	(5,257)

Total*
Total income (1)	7,094	6,121	8,585	21,885	20,236
Operating expenses (2)	(4,195)	(4,066)	(4,060)	(12,928)	(12,453)
Insurance net claims	(1,145)	(925)	(934)	(3,036)	(2,861)
Operating profit before impairment losses (3)	1,754	1,130	3,591	5,921	4,922
Impairment losses	(3,279)	(4,663)	(1,280)	(10,800)	(2,759)
Operating (loss)/profit (3)	(1,525)	(3,533)	2,311	(4,879)	2,163
(Loss)/profit before tax (4)	(2,077)	59	1,903	(2,062)	1,177
(Loss)/profit attributable to ordinary shareholders	(1,800)	(140)	871	(2,842)	44

* Includes fair value of own debt impact	(483)	(960)	1,281	(412)	2,093

Performance ratios
Return on equity - annualised (5)	(11.2%)	(26.6%)	9.8%	(15.6%)	2.4%
Net interest margin**	1.75%	1.70%	2.05%	1.74%	2.06%
Cost:income ratio (6)	59.1%	66.4%	47.3%	59.1%	61.5%
Adjusted cost:income ratio (7)	70.5%	78.3%	53.1%	68.6%	71.7%
Continuing operations:
Pre-impairment Core adjusted earnings per ordinary share (8)	2.5p	2.6p	11.5p	15.1p	38.9p
Core adjusted earnings per ordinary share (9)	1.0p	1.0p	9.5p	9.7p	33.0p
Basic earnings per ordinary share (10)	(3.2p)	(0.2p)	5.6p	(5.6p)	0.9p

For definitions of the notes see pages 16 and 17.

** Net interest margin for the quarter ended 30 June 2009 has been revised. See Appendix 5.

Results summary - pro forma

Capital and balance sheet	30 September 2009	30 June 2009	Change	31 December 2008	Change

Total assets	£1,680.3bn	£1,644.4bn	2%	£2,218.7bn	(24%)
Funded balance sheet (11)	£1,127.8bn	£1,088.6bn	4%	£1,227.2bn	(8%)
Loan:deposit ratio (gross of provisions)	142.3%	144.5%	(220bp)	152.4%	(1,010bp)
Loan:deposit ratio (net of provisions)	138.8%	142.9%	(410bp)	150.3%	(1,150bp)
RWAs	£594.7bn	£547.3bn	9%	£577.8bn	3%
Total equity	£58.9bn	£57.8bn	2%	£64.3bn	(8%)
Core Tier 1 ratio	5.5%	6.4%	(90bp)	5.9%	(40bp)
Tier 1 ratio	8.0%	9.0%	(100bp)	9.9%	(190bp)
Tier 1 leverage ratio (12)	23.4x	21.7x	8%	21.2x	10%
Tangible equity leverage ratio (13)	3.0%	3.0%	-	2.4%	60bp
Net tangible equity per share	59.4p	58.0p	2%	73.8p	(20%)

For definitions of the notes see pages 16 and 17.

Results summary - statutory

Highlights
·
Income of £8,080 million.

·
Pre-tax loss of £2,169 million for Q309.

·
Core Tier 1 ratio 6.5%.

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Total income	8,080	11,453	9,962	29,921	23,804
Operating expenses	(5,552)	(5,732)	(5,321)	(17,443)	(16,040)
Operating profit before impairment losses	1,319	4,674	3,595	9,135	4,529
Impairment	(3,488)	(4,970)	(1,397)	(11,548)	(3,058)
Operating (loss)/profit before tax	(2,169)	(296)	2,198	(2,413)	1,471
(Loss)/profit attributable to ordinary shareholders	(1,800)	(140)	871	(2,842)	44

Business and strategic update

Strategic plan

In August, RBS detailed its plans, first announced in February, for a radical restructuring of its businesses to set the Group on a path to sustainability, stability and customer focus. Businesses and portfolios that did not meet the Group's strategic criteria, including both stressed and non-stressed assets, were transferred to the Non-Core division. Within the Core Bank, comprehensive changes have been set in motion to improve the business and adapt to the future banking climate. The balance sheet and capital framework were also clearly set out, anticipating substantially increased regulatory pressures and much greater emphasis on liquidity. While updates to the Plan and related targets will be published in February, reflecting the new APS agreement and EU remedies, we currently expect the Plan's integrity and key aspirations to remain valid.

The Group's strategy has been embedded in five-year plans across divisions, and the more recent 2010 budgets provide encouraging support for these plans. There remain many uncertainties in the economic environment and the Group has made it clear that it expects the path to rebuilding standalone strength and shareholder value to be multi-year in duration.

Some encouraging progress has, nevertheless, been made in the third quarter towards some of the Group's intermediate goals:

·
Despite intense competition for retail savings, customer deposits, excluding repos, grew in the quarter, up 2% or £8.5 billion compared with 2Q09, with encouraging deposit- gathering performances from all our retail divisions as well as from Global Transaction Services.

·
Loans and advances to customers, excluding reverse repos, reduced by 1% compared with 2Q09 and by 15% compared with December 2008, with the bulk of the reduction  coming in Global Banking & Markets and Non-Core.

·
The Group's loan to deposit ratio improved to 142% at the end of September, an improvement of 220 basis points from the end of June and of 1,010 basis points from the end of  December 2008. The Group's 2013 target is to achieve a ratio of approximately 100%.

·
Risk-weighted assets, however, increased by 9% in the quarter, mainly due to the fall in credit ratings for monolines, the effect of procyclicality in Basel II models and foreign  exchange movements.

·
Efforts to improve efficiency have continued to make headway, and the Group is on track for its three year cost saving targets. The Group cost:income ratio year to date improved  by 2 percentage points, compared with the same period of 2008.

·
We issued £4.8 billion of unguaranteed term debt during the third quarter, taking the total issued to end September to £9.2 billion. In general, the picture on liquidity is rapidly improving, albeit from a poor starting point.

Return on equity remains negative. The Group's 2013 target is to achieve a sustainable return on equity in excess of 15%, powered by market-leading franchises in large, customer-driven markets.

Business and strategic update

(continued)

Non-Core division and disposal programme

The Non-Core Division is now fully operational and continues actively to reduce risk and manage the run-down and sale options for the £190.3 billion of RWAs for which it is now responsible. Finalising APS has been the greatest priority to date, in the knowledge that market conditions overall will take time to offer acceptable value and liquidity. Significant and encouraging market improvements are, nevertheless, visible.

The disposal of the majority of our Retail & Commercial businesses in Asia, along with some of our Global Banking & Markets (GBM) businesses, continues to progress well and we remain in advanced stages of negotiations with bidders for the remaining markets. Elsewhere, in addition to normal amortisations, improved market conditions have enabled us to unwind legacy trades.  The current market rally has also significantly reduced monoline and CDPC exposures.

Our plan will continue to be affected by external factors such as economic conditions, risk appetite and liquidity in the market, as well as foreign exchange rates.

Risk

As part of its strategic review RBS has a clearly stated ambition to achieve a standalone AA category risk rating and risk management within the Group is now implementing revised risk appetite and controls in order to achieve this objective.

While economic conditions and outlook have improved since the first half results, they remain fragile, with corporate failures and consequent unemployment not expected to peak until 2010.  The outlook for impairments has improved somewhat and these may now be plateauing at 1H09 levels although we are still seeing a modest increase in default rates.  Economic conditions in the UK and more so Ireland, two key markets for RBS, remain relatively weak.  Our impairments and write-downs remain concentrated in the Non-Core division with better quality credit metrics in most of our Core divisions.

The Group continues to reduce its exposure to country risk and a new country risk framework is now well embedded across the Group.  Total cross border exposure to countries in the emerging economies has declined since June 2008 by over 20% adjusted for currency movements.

Single Name Concentrations continue to receive a high level of attention and further refinements to the risk management framework will be implemented during the fourth quarter.  A programme to improve reporting is now well underway increasing transparency of risk exposures and improving the ability of management to take mitigating action as part of the process of reducing the risk in RBS's balance sheet.

Market risk as measured by Value at Risk (VaR) has increased materially, primarily reflecting the rise in Non-Core credit spread VaR resulting from the increased volatility in the most recent two years' of market data, as well as additional hedges against the risk of counterparty failure, which is not itself recorded in VaR.

Business and strategic update
(continued)

Risk
(continued)

The potential for increased Operational Risk emanating from the implementation of the Strategic Plan is an issue which is being actively managed by each division and monitored by the independent risk function.  We also have an active programme of engagement with the very significant regulatory change agenda across prudential requirements, banking capital, bank licensing and supervision. The regulatory agenda is all-consuming of itself, with multiple initiatives to prepare for and react to significant uncertainties still to wash through for all banks.

UK Lending Commitments
In February, as a pre-requisite to its proposed participation in the APS, the Group agreed to make available an additional £25 billion of lending (£9 billion of mortgage lending and £16 billion of business lending) to creditworthy customers on commercial terms, and subject to market demand, over the ensuing 12 months, and a similar amount over the following year.

RBS is unambiguous in its view that these commitments are being met. However, as is normal in recessions, our customers are generally seeking to repair their balance sheets, not to increase borrowing. As a result, the demand for our lending is muted, especially from business customers. By comparison in the United States, where economic growth has already resumed, the fall in loan demand has been even greater. Increased borrowing is not the route to sustainable recovery.

Since entering into this commitment RBS has achieved strong results in the mortgage market:
·
Gross lending year to date totals £13.9 billion, including over £2.3 billion of lending to first time buyers.  Gross lending during the quarter was 23% higher than in 2Q09 and at 30  September 2009, UK mortgage balances totalled £88.7 billion, 11% higher than at the end of 2008.
·
The acceptance rate for mortgage lending, at 90%, remains high.  With net mortgage lending year to date totalling £8.6 billion, the Group is on target to surpass the £9 billion mortgage lending commitment.

In business markets, RBS has achieved gross lending of £45.5 billion year to date.  Gross lending during 3Q09 was £15.2 billion, 2% lower than 2Q09.  After taking account of loan repayments and overdraft movements, RBS's business lending, including Ulster Bank, at 30 September 2009 totalled £154.3 billion, a decline of 6% since the end of 2008.

·
In the SME segment, gross lending in the first nine months of 2009 was £28.5 billion.  Demand remains subdued, with credit applications down 26% by value 3Q09 compared  with 3Q08. The acceptance rate across all categories of SME credit remains stable at 85%.

·
The average interest rate on new lending to SMEs has fallen to 3.4% in the third quarter, compared with 7.0% for 3Q08. In November 2008, we gave a promise not to increase  small business customers' overdraft pricing until the end of 2009 unless the risks associated with lending to them have increased. As a result, in the third quarter 94% of SME  customers had overdrafts renewed at the same margin or lower.

Business and strategic update
(continued)

UK Lending Commitments
(continued)

·
SME repayments have accelerated as many business and commercial customers seek to deleverage (term loan repayments are up 37% in 2009 year to date).

·
Overdraft utilisation rates across the SME and mid-corporate segments have remained low at 44%. SME and mid-corporate customers still have access to undrawn committed  facilities of more than £27 billion. Our SME Committed Overdraft promise ensures that customers' committed facilities remain in place for at least 12 months.

·
Significant marketing activity to reiterate an 'Open for Business' message and the success of the Regional Funds programme has enabled balances to be held stable year to  date. We have also recently launched a new Business Hotline which offers businesses, whether they are customers or not, a second opinion in cases where their lending  proposition has been declined.

·
Gross new lending to mid- and large corporates totalled £5.4 billion in the quarter, 13% lower than the 2Q09 total, and £17.0 billion year to date.

·
Many larger corporates are actively deleveraging to repair their balance sheets.  RBS has been a significant player in facilitating access to the debt and equity markets for its  larger clients.  RBS has been bookrunner for circa £5 billion of the £55 billion of bond issuance by UK corporates and has been actively involved in circa £25 billion of equity  issuance in the year to date.  Much of this finance raised has been used to repay bank borrowing.

Notwithstanding the Group's willingness to lend to creditworthy customers and our clarity that the requisite funds are available, thereby fulfilling our commitments, indications remain that it is unlikely that RBS's net business lending will increase by the £16 billion that we are making available, in the light of the subdued demand we currently experience.

	30 September 2008	31 December 2008	Gross lending during 2009	Net lending during 2009	30 September 2009
	£bn	£bn	£bn	£bn	£bn

Mortgages	79.2	80.1	13.9	8.6	88.7

Total Business	161.1	163.4	45.5	(9.1)	154.3
SME	67.4	68.0	28.5	(0.1)	67.9
Mid-corporate	48.5	49.3	11.2	(3.7)	45.6
Large corporate	45.2	46.1	5.8	(5.3)	40.8

Total Lending	240.3	243.5	59.4	(0.5)	243.0

Note:
The above figures include Ulster Bank and Wealth lending and represent drawn balances, with the exception of Large Corporate numbers which are committed lending (as per RBS's Lending Commitments agreement).  Unsecured personal lending and non-UK lending are not included in the above data.

Business and strategic update
(continued)

Customer Accounts

Crucial to the Group's prospects for future success and return to standalone health is the resilience of its customer franchises. Except for the activities earmarked for restructuring, run-off or exit, RBS has sustained its customer market positions during the third quarter, with customer numbers steady or growing in all the Group's major businesses.

·
UK Retail added 139,000 current account customers during the third quarter, with current account numbers rising by 3% over the last year to 12.7 million at 30 September. Over 1 million savings accounts have been added over the last 12 months.

·
UK Retail added 25,000 mortgage customers during the third quarter, taking mortgage customer numbers to 826,000, 8% up on 3Q08.

·
Ulster Bank has held SME and corporate customer numbers stable over the last year and increased consumer accounts by 4%, compared with 3Q08.

·
US Retail's consumer customer base held steady during the quarter at 4.0 million.

·
RBS Insurance achieved strong growth in own brand policy numbers, both through direct brands and through the bank branch channel. Direct own brand policies were up 11% in motor and 13% in home, compared with 3Q08. Bank channel home policies have risen 13% from 3Q08.

Summary consolidated income statement
for the quarter ended 30 September 2009 - pro forma (unaudited)

In the income statements set out below, amortisation of purchased intangible assets, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets and integration and restructuring costs are shown separately.  In the statutory condensed consolidated income statement on page 102, these items are included in income and operating expenses as appropriate.  Data for 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.

	Quarter ended			Nine months ended
	30 September 2009	*30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Core

Net interest income*	3,030	3,111	3,432	9,357	10,242

Non-interest income (excluding insurance net premium income)*	2,996	2,799	2,940	12,160	7,924
Insurance net premium income	1,128	1,105	1,157	3,345	3,533

Non-interest income	4,124	3,904	4,097	15,505	11,457

Total income (1)	7,154	7,015	7,529	24,862	21,699
Operating expenses (2)	(3,729)	(3,638)	(3,531)	(11,474)	(10,742)

Profit before other operating charges	3,425	3,377	3,998	13,388	10,957
Insurance net claims	(1,019)	(788)	(764)	(2,596)	(2,353)

Operating profit before impairment losses	2,406	2,589	3,234	10,792	8,604
Impairment losses	(1,213)	(1,147)	(512)	(3,390)	(1,184)

Operating profit (3)	1,193	1,442	2,722	7,402	7,420

Non-Core

Net interest income	231	211	404	764	1,095

Non-interest income (excluding insurance net premium income)	(464)	(1,301)	400	(4,354)	(3,295)
Insurance net premium income	173	196	252	613	737

Non-interest income	(291)	(1,105)	652	(3,741)	(2,558)

Total income (1)	(60)	(894)	1,056	(2,977)	(1,463)
Operating expenses (2)	(466)	(428)	(529)	(1,454)	(1,711)

(Loss)/profit before other operating charges	(526)	(1,322)	527	(4,431)	(3,174)
Insurance net claims	(126)	(137)	(170)	(440)	(508)

Operating (loss)/profit before impairment losses	(652)	(1,459)	357	(4,871)	(3,682)
Impairment losses	(2,066)	(3,516)	(768)	(7,410)	(1,575)

Operating loss (3)	(2,718)	(4,975)	(411)	(12,281)	(5,257)

For definitions of the notes see pages 16 and 17.
* Certain income reported in other operating income in the interim results for the half year ended 30 June 2009 has been reclassified to net interest income. The reclassification amounted to £205 million and does not affect total income or operating profit. Further details are included in Appendix 5.

Su
mmary consolidated income statement
for the quarter ended 30 September 2009 - pro forma (unaudited)
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Total

Net interest income	3,261	3,322	3,836	10,121	11,337

Non-interest income (excluding insurance net premium income)	2,532	1,498	3,340	7,806	4,629
Insurance net premium income	1,301	1,301	1,409	3,958	4,270

Non-interest income	3,833	2,799	4,749	11,764	8,899

Total income (1)	7,094	6,121	8,585	21,885	20,236
Operating expenses (2)	(4,195)	(4,066)	(4,060)	(12,928)	(12,453)

Profit before other operating charges	2,899	2,055	4,525	8,957	7,783
Insurance net claims	(1,145)	(925)	(934)	(3,036)	(2,861)

Operating profit before impairment losses (3)	1,754	1,130	3,591	5,921	4,922
Impairment losses	(3,279)	(4,663)	(1,280)	(10,800)	(2,759)

Operating (loss)/profit (3)	(1,525)	(3,533)	2,311	(4,879)	2,163
Amortisation of purchased intangible assets	(73)	(55)	(119)	(213)	(381)
Integration and restructuring costs	(324)	(355)	(289)	(1,058)	(605)
Gain on redemption of own debt	-	3,790	-	3,790	-
Strategic disposals	(155)	212	-	298	-

Operating (loss)/profit before tax (4)	(2,077)	59	1,903	(2,062)	1,177
Tax	576	640	(724)	988	(421)

(Loss)/profit from continuing operations	(1,501)	699	1,179	(1,074)	756
Loss from discontinued operations, net of tax	(7)	(13)	(46)	(65)	(87)

(Loss)/profit for the period	(1,508)	686	1,133	(1,139)	669
Minority interests	(47)	(83)	(43)	(601)	(191)
Preference share and other dividends	(245)	(432)	(219)	(791)	(434)

(Loss)/profit attributable to ordinary shareholders before write-down of goodwill and other intangible assets	(1,800)	171	871	(2,531)	44
Write-down of goodwill and other intangible assets	-	(311)	-	(311)	-

(Loss)/profit attributable to ordinary shareholders	(1,800)	(140)	871	(2,842)	44

For definitions of the notes see pages 16 and 17.

Condensed consolidated statement of comprehensive income
for the quarter ended 30 September 2009 (unaudited) - pro forma

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,508)	375	1,133	(1,450)	669

Other comprehensive income:
Available-for-sale financial assets	2,861	1,319	(2,056)	1,228	(3,671)
Cash flow hedges	155	277	(97)	676	(220)
Currency translation	659	(2,262)	1,691	(1,788)	2,424
Tax on other comprehensive income	(846)	(154)	498	(438)	989

Other comprehensive income for the period, net of tax	2,829	(820)	36	(322)	(478)

Total comprehensive income for the period	1,321	(445)	1,169	(1,772)	191

Attributable to:
Equity shareholders	1,243	(364)	1,135	(1,903)	199
Minority interests	78	(81)	34	131	(8)

	1,321	(445)	1,169	(1,772)	191

Summary consolidated balance sheet
at 30 September 2009 (unaudited) - pro forma

	30 September 2009	30 June 2009	31 December 2008
	£m	£m	£m

Loans and advances to banks	97,464	83,700	129,499
Loans and advances to customers	631,459	640,762	731,265
Debt securities and equity shares	268,111	243,279	275,357
Derivatives and settlement balances	581,100	579,134	1,009,307
Other assets	102,182	97,570	73,265

Total assets	1,680,316	1,644,445	2,218,693

Owners' equity	56,666	55,666	58,879
Minority interests	2,185	2,123	5,436
Subordinated liabilities	33,085	32,106	43,678
Deposits by banks	178,400	179,743	262,609
Customer accounts	493,234	490,282	518,461
Derivatives, settlement balances and short positions	609,413	594,914	1,023,673
Other liabilities	307,333	289,611	305,957

Total liabilities and equity	1,680,316	1,644,445	2,218,693

Key metrics

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Return on equity - annualised (5)	(11.2%)	(26.6%)	9.8%	(15.6%)	2.4%
Net interest margin*	1.75%	1.70%	2.05%	1.74%	2.06%
Cost:income ratio (6)	59.1%	66.4%	47.3%	59.1%	61.5%
Adjusted cost:income ratio (7)	70.5%	78.3%	53.1%	68.6%	71.7%
Continuing operations:
Pre-impairment Core adjusted earnings per ordinary share (8)	2.5p	2.6p	11.5p	15.1p	38.9p
Core adjusted earnings per ordinary share (9)	1.0p	1.0p	9.5p	9.7p	33.0p
Basic earnings per ordinary share (10)	(3.2p)	(0.2p)	5.6p	(5.6p)	0.9p

* Net interest margin for the quarter ended 30 June 2009 has been revised. See Appendix 5.

	30 September 2009	30 June 2009	Change	31 December 2008	Change

Capital and balance sheet
Funded balance sheet (11)	£1,127.8bn	£1,088.6bn	4%	£1,227.2bn	(8%)
Risk-weighted assets	£594.7bn	£547.3bn	9%	£577.8bn	3%
Core tier 1 ratio	5.5%	6.4%	(90bp)	5.9%	(40bp)
Tier 1 ratio	8.0%	9.0%	(100bp)	9.9%	(190bp)
Risk elements in lending (REIL)	£35.0bn	£30.7bn	14%	£18.8bn	86%
Risk elements in lending as a % of loans and advances	5.74%	5.01%	73bp	2.66%	308bp
Provision balance as % of REIL/PPLs	43%	44%	(100bp)	50%	(700bp)
Loan:deposit ratio (gross of provisions)	142.3%	144.5%	(220bp)	152.4%	(1,010bp)
Loan:deposit ratio (net of provisions)	138.8%	142.9%	(410bp)	150.3%	(1,150bp)
Tier 1 leverage ratio (12)	23.4x	21.7x	8%	21.2x	10%
Tangible equity leverage ratio (13)	3.0%	3.0%	-	2.4%	60bp
Net tangible equity per share	59.4p	58.0p	2%	73.8p	(20%)

Notes:
(1)	Excluding gain on redemption of own debt and strategic disposals.
(2)	Excluding purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration and restructuring costs.
(3)
(Loss)/profit before tax, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)
(Loss)/profit from continuing operations attributable to ordinary shareholders adjusted for purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals and write-down of goodwill and other intangible assets divided by average ordinary shareholders equity.

(6)	The cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above.
(7)	The adjusted cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(8)
(Loss)/profit from continuing operations attributable to ordinary shareholders adjusted for Non-Core operations, impairment losses, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals and write-down of goodwill and other intangible assets divided by weighted average number of shares in issue.

Key metrics
(continued)

Notes (continued):
(9)
(Loss)/profit from continuing operations attributable to ordinary shareholders adjusted for Non-Core operations,  purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals and write-down of goodwill and other intangible assets divided by weighted average number of shares in issue.

(10)	(Loss)/profit from continuing operations attributable to ordinary shareholders divided by weighted average number of shares in issue.
(11)	Funded balance sheet is defined as total assets less derivatives.
(12)	The Tier 1 leverage ratio is based on total tangible assets (after netting derivatives) divided by Tier 1 capital.
(13)	The tangible equity leverage ratio is based on total tangible equity divided by total tangible assets (after netting derivatives).

Results summary

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Net interest income	£m	£m	£m	£m	£m

Net interest income	3,197	3,276	3,729	9,943	11,043

Net interest margin - Group	1.75%	1.70%	2.05%	1.74%	2.06%

- Global Banking & Markets	1.08%	1.48%	1.24%	1.52%	1.07%
- Rest of Group	1.92%	1.77%	2.31%	1.80%	2.38%

Selected average balances:
Loans and advances to banks	56,984	55,062	29,386	51,984	44,132
Loans and advances to customers	554,047	585,925	594,762	586,173	586,764
Debt securities	118,791	129,190	102,449	122,303	82,623
Interest earning assets	729,822	770,177	726,597	760,460	713,519
Deposits by banks	119,317	128,733	141,728	134,291	135,688
Customer accounts	350,298	359,539	373,805	360,224	386,955
Subordinated liabilities	35,922	33,813	37,311	36,130	33,827
Interest bearing liabilities	665,290	688,432	696,762	680,612	663,598
Non-interest bearing deposits	35,464	36,790	32,020	36,264	31,658

Selected average yields (%):
Loans and advances to banks	1.38	1.85	5.69	1.74	4.66
Loans and advances to customers	3.35	4.07	6.03	3.77	6.00
Debt securities	2.98	2.96	6.04	3.45	5.53
Interest earning assets	3.13	3.72	4.51	3.58	5.86
Deposits by banks	1.92	2.23	4.19	2.33	4.41
Customer accounts	1.10	1.49	3.19	1.37	3.50
Subordinated liabilities	3.11	3.60	5.23	3.73	5.36
Interest bearing deposits	1.52	2.26	4.13	2.05	4.08

Non-interest bearing deposits as a percentage of interest earning assets	4.86	4.78	4.41	4.77	4.44

Key points

·
Net interest margin increased by 5 basis points in 3Q09 and declined by 30 basis points compared with 3Q08.

·
GBM net interest margin declined due to lower money market income, partially offset by higher margins on GBM banking assets.

·
UK Retail margin declined in the quarter as increased mortgage margins only partially offset reduced deposit margins and adverse asset mix impacts. UK Corporate margins benefited from improved pricing on new loans, while the US Retail & Commercial margin increased slightly due to improved asset margins.

·
For the near-term, margins are expected to be broadly stable as increased funding and liquidity costs offset further asset margin improvements.

Results summary
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,374	1,530	1,781	4,489	4,959

Income from trading activities	1,051	384	1,274	3,095	(2,067)

Other operating income	107	(416)	285	222	1,737

Non-interest income (excluding insurance premiums)*

	2,532	1,498	3,340	7,806	4,629
Insurance net premium income	1,301	1,301	1,409	3,958	4,270

Total non-interest income	3,833	2,799	4,749	11,764	8,899

* Includes fair value of own debt impact	(483)	(960)	1,281	(412)	2,093

Key points

3Q09 versus 2Q09

·
Net fees and commissions fell £156 million primarily due to declines in GBM (£71 million) due to lower credit and equity market activity, UK Retail (£18 million) driven by payment protection insurance and US Retail & Commercial (£50 million) due to lower mortgage activity.

·
Income from trading activities rose in 3Q09 principally due to lower credit market losses reflecting improved valuations of super senior CDOs coupled with lower losses on CDS hedges.

·
Insurance net premium income was stable principally reflecting the continuation of the good performance in the Group's own brand sales.

·
Other operating income improved by £523 million primarily due to the movement in fair value of own debt.

Results summary
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,175	2,150	2,146	6,835	6,704
Premises and equipment	619	587	652	1,850	1,533
Other	943	915	787	2,904	2,907

Administrative expenses	3,737	3,652	3,585	11,589	11,144
Depreciation and amortisation	458	414	475	1,339	1,309

Operating expenses

	4,195	4,066	4,060	12,928	12,453

General insurance	1,054	895	930	2,919	2,793
Bancassurance	91	30	4	117	68

Insurance net claims	1,145	925	934	3,036	2,861

Total staff expense as a percentage of total income	30.7%	35.1%	25.0%	31.2%	33.1%

Key points

3Q09 versus 2Q09

·
Staff costs were up £25 million, largely reflecting an increase in resourcing of the Non-Core division balanced by small reductions elsewhere as restructuring programmes start to take effect.

·
Premises and equipment costs rose by £32 million due to the cost of new completed buildings coming on stream.

·
Other expenses rose £28 million principally as a result of a one-off recovery of legal fees in 2Q09.

·
General insurance claims rose by £159 million primarily because of higher estimated costs of bodily injury claims within our motor lines of business.

·
Bancassurance claims rose by £61 million due to increased returns on investments being passed on to customers.

Results summary
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Impairment losses	£m	£m	£m	£m	£m

Impairment losses by division
UK Retail	404	470	287	1,228	727
UK Corporate	187	450	55	737	150
Wealth	1	16	3	23	8
Global Banking & Markets	272	(31)	2	510	20
Global Transaction Services	22	4	7	35	14
Ulster Bank	144	90	17	301	35
US Retail & Commercial	180	146	134	549	260
RBS Insurance	2	1	-	8	-
Central items	1	1	7	(1)	(30)

Core	1,213	1,147	512	3,390	1,184
Non-Core	2,066	3,516	768	7,410	1,575

	3,279	4,663	1,280	10,800	2,759

Analysis of impairment losses by asset category
Loans and advances	3,262	4,520	1,023	10,058	2,429
Available-for-sale securities	17	143	257	742	330

	3,279	4,663	1,280	10,800	2,759

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	2.14%	2.98%	0.64%	2.21%	0.51%

Key points

3Q09 versus 2Q09

·
Impairment losses were £3,279 million compared to £4,663 million.  Impairment losses in the Core divisions increased by £66 million sequentially, while Non-Core losses declined by £1,450 million.

·
In the Core businesses, the biggest increase relates to a sizeable individual loss in GBM.  Increases were also seen in Ulster Bank and US Retail & Commercial reflecting the difficult economic environment. Partially offsetting these increases were declines in UK Retail and UK Corporate as credit trends currently appear to be stabilising around 1H09 levels.

·
Non-Core losses were lower in the quarter with reduced charges in UK corporate and GBM portfolios, which included a number of large, single name impairments in the second quarter. Ulster Bank's Non-Core impairments have increased materially as its market has continued to deteriorate.

·
Impairment losses overall appear to be stabilising compared with the first half of 2009, although they are expected to remain at elevated levels for the next few quarters as non-performing loans have continued to rise, and economic recovery looks to be gradual.

Results summary
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Credit and other market losses*	£m	£m	£m	£m	£m

Monoline exposures	106	7	109	1,653	2,229
CDPCs	276	371	162	846	241
Super senior CDOs	(148)	151	-	389	1,892
US mortgages	-	-	172	-	1,310
Leveraged finance	-	-	36	-	899
CLO's	1	-	69	1	182
Other credit exotics	46	(15)	(130)	588	231
Equities	12	13	132	34	168
Other	55	51	(78)	97	(142)

	348	578	472	3,608	7,010
CDS Hedging	426	816	(367)	1,465	(568)

	774	1,394	105	5,073	6,442

*  Included in 'Income from trading activities' on page 19.

Key points

3Q09 versus 2Q09

·
Credit and other market write-downs were substantially lower in the third quarter, down from £1,394 million to £774 million with the widening in monoline spreads more than offset by reduced losses on CDS hedging and CDPCs.

Further analysis of these credit market losses and exposures is contained in the Risk and Capital Management section, pages 76 to 100.

Results summary
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Other non-operating items	£m	£m	£m	£m	£m

Amortisation of purchased intangible assets	(73)	(55)	(119)	(213)	(381)
Integration and restructuring costs	(324)	(355)	(289)	(1,058)	(605)
Gain on redemption of own debt	-	3,790	-	3,790	-
Strategic disposals	(155)	212	-	298	-

	(552)	3,592	(408)	2,817	(986)

Key points

3Q09 versus 2Q09

·
Integration and restructuring costs totalled £324 million in 3Q09 (2Q09 - £355 million) with reduced ABN AMRO integration activity offset by increased restructuring activity as strategic plans are implemented. We expect an increase in 4Q09 as our restructuring plans move to a higher degree of implementation.

·
In 2Q09 the Group posted a gain of £3,790 million on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities. In 3Q09 the Group recorded a loss of £155 million from Non-Core disposals, primarily relating to our Retail and Commercial Asian businesses.

Results summary
(continued)

Capital resources and ratios	30 September 2009	30 June 2009	31 December 2008

Core Tier 1	£33.0bn	£35.2bn	£34.0bn

Tier 1	£47.6bn	£49.4bn	£57.1bn

Total capital	£62.1bn	£64.0bn	£82.2bn

RWAs	£594.7bn	£547.3bn	£577.8bn

Core Tier 1 ratio	5.5%	6.4%	5.9%

Tier 1 ratio	8.0%	9.0%	9.9%

Total capital ratio	10.4%	11.7%	14.2%

Pro forma Core Tier 1 ratio	11.1%	12.5%

Key points

·
The RWA increase relative to 2Q09 of £47.4 billion is principally due to the effect of procyclicality of £33 billion (of which £22.2 billion is due to lower credit ratings for Monolines), increase in market risk, £6 billion, and the effect of exchange rate movements, £9.3 billion.

·
The RWA increase relative to 4Q08 of £16.9 billion stems primarily from the effect of procyclicality of £69 billion (of which £22 billion is due to lower credit ratings for Monolines), increase in market risk £16 billion offset by reductions due to de-leveraging of £47 billion and the effect of exchange rate movements, £19 billion.

·
Core Tier 1 capital fell by £2.2 billion principally reflecting the attributable loss of £1.8 billion and increased deductions due to higher expected losses and other regulatory adjustments of £0.4 billion.

·
As a consequence of the above factors, Core Tier 1 capital ratio fell by 0.9% to 5.5%, and Tier 1 capital ratio by 1% to 8%. Pro-forma for B share issuance and APS cover, these ratios would be 11.1% and 14.5%, respectively.

·
In 2010, ABN AMRO will move from an adjusted Basel I methodology to Basel II, which is expected to result in an increase in RWAs.

Results summary
(continued)

Balance sheet	30 September 2009	30 June 2009	31 December 2008

Total assets	£1,680.3bn	£1,644.4bn	£2,218.7bn

Loans and advances to customers	£631.5bn	£640.8bn	£731.3bn

Customer accounts	£493.2bn	£490.3bn	£518.5bn

Loan:deposit ratio (gross of provisions)	142.3%	144.5%	152.4%

Loan:deposit ratio (net of provisions)	138.8%	142.9%	150.3%

Total wholesale funding	£437.9bn	£416.4bn	£492.1bn

Key points

·
Total assets and funded assets are up 2% and 4% respectively, primarily due to currency movements. On a constant currency basis, total assets were broadly flat. Continuing Non-Core asset reductions of £12 billion, at constant currency, were offset by small growth elsewhere.

·
The loan:deposit ratio (gross of provisions) has improved by 220 basis points to 142.3%, due to deposits, excluding repos, increasing by £9 billion and loans, excluding reverse repos, falling by £5 billion.

A further analysis of our funding and liquidity positions is contained on pages 83 to 86 of the document.

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration and restructuring costs, gain on redemption of own debt and strategic disposals is shown below.
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Operating profit before impairment losses by division
UK Retail	468	490	420	1,329	1,361
UK Corporate	566	535	523	1,522	1,613
Wealth	120	134	103	354	287
Global Banking & Markets	647	1,116	616	5,608	1,699
Global Transaction Services	275	269	275	784	771
Ulster Bank	59	78	98	208	288
US Retail & Commercial	137	136	236	455	653
RBS Insurance	13	142	150	236	450
Central items	121	(311)	813	296	1,482

Core	2,406	2,589	3,234	10,792	8,604
Non-Core	(652)	(1,459)	357	(4,871)	(3,682)

Group operating profit before impairment losses	1,754	1,130	3,591	5,921	4,922

Included in the above are movements in fair value of own debt of:
Global Banking & Markets	(320)	(482)	648	(155)	1,232
Central items	(163)	(478)	633	(257)	861

	(483)	(960)	1,281	(412)	2,093

Impairment losses by division
UK Retail	404	470	287	1,228	727
UK Corporate	187	450	55	737	150
Wealth	1	16	3	23	8
Global Banking & Markets	272	(31)	2	510	20
Global Transaction Services	22	4	7	35	14
Ulster Bank	144	90	17	301	35
US Retail & Commercial	180	146	134	549	260
RBS Insurance	2	1	-	8	-
Central items	1	1	7	(1)	(30)

Core	1,213	1,147	512	3,390	1,184
Non-Core	2,066	3,516	768	7,410	1,575

Group impairment losses	3,279	4,663	1,280	10,800	2,759

Key point
Operating profit in the divisions before impairment losses, adjusted for movement in fair value of own debt was £2,237 million in 3Q09. This compares with £2,090 million in 2Q09 (increase of 7% sequentially) and £2,310 million in 3Q08 (down 3% year on year).

Divisional performance

(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	64	20	133	101	634
UK Corporate	379	85	468	785	1,463
Wealth	119	118	100	331	279
Global Banking & Markets	375	1,147	614	5,098	1,679
Global Transaction Services	253	265	268	749	757
Ulster Bank	(85)	(12)	81	(93)	253
US Retail & Commercial	(43)	(10)	102	(94)	393
RBS Insurance	11	141	150	228	450
Central items	120	(312)	806	297	1,512

Core	1,193	1,442	2,722	7,402	7,420
Non-Core	(2,718)	(4,975)	(411)	(12,281)	(5,257)

Group operating (loss)/profit	(1,525)	(3,533)	2,311	(4,879)	2,163

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Risk-weighted assets by division
UK Retail	51.6	54.0	(4)	45.7	13
UK Corporate	91.0	89.5	2	85.7	6
Wealth	10.7	10.3	4	10.8	(1)
Global Banking & Markets	131.9	122.4	8	162.4	(19)
Global Transaction Services	18.9	16.7	13	17.4	9
Ulster Bank	28.5	26.2	9	24.5	16
US Retail & Commercial	62.8	55.6	13	63.9	(2)
Other	9.0	8.5	6	7.1	27

Core	404.4	383.2	6	417.5	(3)
Non-Core	190.3	164.1	16	160.3	19

Total	594.7	547.3	9	577.8	3

UK Retail

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income	848	868	821	2,513	2,331

Net fees and commissions - banking	303	321	365	961	1,179
Other non-interest income (net of insurance claims)	69	69	34	191	173

Non-interest income	372	390	399	1,152	1,352

Total income	1,220	1,258	1,220	3,665	3,683

Direct expenses
- staff	(206)	(214)	(243)	(634)	(688)
- other	(99)	(102)	(109)	(316)	(320)
Indirect expenses	(447)	(452)	(448)	(1,386)	(1,314)

	(752)	(768)	(800)	(2,336)	(2,322)

Operating profit before impairment losses	468	490	420	1,329	1,361
Impairment losses	(404)	(470)	(287)	(1,228)	(727)

Operating profit	64	20	133	101	634

Analysis of income by product:
Personal advances	303	311	310	919	948
Personal deposits	319	354	557	1,070	1,567
Mortgages	319	273	93	799	314
Bancassurance	69	69	34	190	166
Cards	225	212	205	641	623
Other	(15)	39	21	46	65

Total income	1,220	1,258	1,220	3,665	3,683

Analysis of impairment by sector:
Mortgages	26	41	9	89	22
Personal	247	299	144	741	399
Cards	131	130	134	398	306

Total impairment	404	470	287	1,228	727

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.13%	0.21%	0.05%	0.15%	0.04%
Personal	6.81%	8.31%	3.76%	6.81%	3.48%
Cards	8.59%	8.52%	8.25%	8.70%	6.28%

	1.60%	1.94%	1.23%	1.62%	1.04%

UK Retail

(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Return on equity (1)	4.6%	1.4%	9.4%	2.4%	15.0%
Net interest margin	3.47%	3.69%	3.62%	3.54%	3.52%
Cost:income ratio	57.4%	59.6%	65.4%	61.8%	61.9%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	80.3	76.6	5	72.2	11
- personal	14.5	14.4	1	15.3	(5)
- cards	6.1	6.1	-	6.3	(3)
Customer deposits (excluding bancassurance)	85.6	83.4	3	78.9	8
Assets under management - excluding deposits	5.0	4.7	6	5.7	(12)
Risk elements in lending	4.7	4.5	4	3.8	24
Loan:deposit ratio (excluding repos)	117.8%	116.4%	139bp	119.0%	(120bp)
Risk-weighted assets	51.6	54.0	(4)	45.7	13

Note:
(1) Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Operating profit of £64 million in 3Q09 was up from the previous quarter, with lower income more than offset by reduced costs and impairment charges.

·
Our focus in 2009 has been to grow secured lending to meet our Government commitments and at the same time to build customer deposits, reducing the Group's reliance on wholesale funding.
o
Mortgage balances were up 5% sequentially or 11% compared with end December 2008, with good retention of existing customers and new business sourced predominantly from the existing customer base. Gross mortgage market share increased to 12.0% from 10.5% in 2Q09, and the Group is on track to deliver its commitments to the Government on net lending. Unsecured lending is flat compared with 2Q09 as the Group continued to focus on lower risk secured lending.
o
Deposit growth remained strong, with balances up 3% on 2Q09 or 8% compared with end 2008. Savings balances were up 8% on end 2008, outperforming the market despite an increasingly competitive environment, while personal current account balances were up 10% over the same period, with a 2% growth in accounts.

UK Retail

(continued)

Key points
(continued)

·
Net interest margin declined by 22 basis points in 3Q09 but remains stable year to date.
o
At the product level lending margins widened further in the quarter, although the growth in mortgages and the reduction in unsecured balances led to a drop in the blended total asset margin.
o
Liability margins decreased, as competition on savings accounts increased and as the interest rate hedges established in a higher rate environment began to roll off.

·
Fee income fell by 5% from the previous quarter, reflecting a provision taken on payment protection insurance and weak activity levels in cards. Year to date, fees are down 15%.  As a result of the change in the structure of overdraft administration charges, an annual reduction in fee income of approximately £270 million is anticipated, which will impact results from October 2009.

·
Expenses decreased a further 2% over 2Q09, and are now showing a 6% reduction against 3Q08. As the benefits of process re-engineering and technology investment start to flow through, headcount has been reduced by over 3%, with a cumulative reduction of 9% on prior year.  Year to date costs are up less than 1%, despite higher deposit insurance levies.

·
RBS continues to progress towards a more convenient, lower cost operating model, with over 4 million active users of online banking and a record share of new sales achieved through direct channels. More than 2.4 million accounts have switched to paperless statements and over 218 branches now utilise automated cash deposit machines.

·
Impairment losses were 14% lower than in 2Q09, which had recorded a sharp rise in provisions to reflect the reduction in expected cash recoveries.   We anticipate that the level of impairment charge will resume its upward trajectory, peaking in the middle of 2010.
o
Mortgage impairments were £26 million on a total book of £80.3 billion. Arrears rates show little increase and remain well below the industry average, as reported by the Council of Mortgage Lenders. Repossessions have shown only a small increase in 3Q09 as we continue to support customers facing financial difficulty.
o
Unsecured impairment charges amounted to £378 million in the quarter, on a book of £20.6 billion. Industry benchmarks for cards arrears indicate a flattening trend, with RBS continuing to perform better than the market.

·
Risk-weighted assets declined by £2.4 billion in the quarter as the impacts of volume growth were offset by a reduction in through-the-cycle loss given default for mortgages. RWAs grew by 13% compared with 31 December 2008.

UK Corporate

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income	607	560	618	1,666	1,860

Net fees and commissions	223	219	222	636	614
Other non-interest income	106	109	114	332	353

Non-interest income	329	328	336	968	967

Total income	936	888	954	2,634	2,827

Direct expenses
- staff	(174)	(182)	(206)	(541)	(591)
- other	(71)	(46)	(96)	(191)	(245)
Indirect expenses	(125)	(125)	(129)	(380)	(378)

	(370)	(353)	(431)	(1,112)	(1,214)

Operating profit before impairment losses	566	535	523	1,522	1,613
Impairment losses	(187)	(450)	(55)	(737)	(150)

Operating profit	379	85	468	785	1,463

Analysis of income by business:
Corporate and commercial lending	616	586	542	1,740	1,637
Asset and invoice finance	59	57	60	164	188
Corporate deposits	241	263	342	794	928
Other	20	(18)	10	(64)	74

Total income	936	888	954	2,634	2,827

Analysis of impairment by sector:
Manufacturing	7	17	5	28	15
Housebuilding and construction	58	55	6	119	11
Property	69	149	11	229	18
Asset and invoice finance	4	47	24	72	61
Other	49	182	9	289	45

Total impairment	187	450	55	737	150

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Manufacturing	0.56%	1.36%	0.41%	0.75%	0.41%
Housebuilding and construction	4.64%	4.40%	0.41%	3.17%	0.25%
Property	0.92%	1.81%	0.15%	1.02%	0.08%
Asset and invoice finance	0.18%	2.09%	1.13%	1.07%	0.96%
Other	0.30%	1.20%	0.06%	0.59%	0.09%

	0.66%	1.60%	0.19%	0.86%	0.18%

UK Corporate
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Return on equity (1)	13.7%	3.2%	18.6%	9.5%	19.4%
Net interest margin	2.38%	2.17%	2.40%	2.14%	2.47%
Cost:income ratio	39.5%	39.8%	45.2%	42.2%	42.9%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Total assets	117.3	116.2	1	121.0	(3)
Loans and advances to customers - gross
- Manufacturing	5.0	5.0	-	5.4	(7)
- Housebuilding and construction	5.0	5.0	-	5.9	(15)
- Property	30.0	33.0	(9)	30.5	(2)
- Asset and invoice finance	9.0	9.0	-	8.5	6
- Other	64.9	60.6	7	66.6	(3)
Customer deposits	86.7	85.6	1	82.0	6
Risk elements in lending	2.5	2.4	4	1.3	92
Loan:deposit ratio	131.4%	131.6%	(16bp)	142.7%	(1,130bp)
Risk-weighted assets	91.0	89.5	2	85.7	6

Note:
(1) Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Net interest margin increased by 21 basis points from the second quarter of 2009, as lending rates have been repriced upwards to reflect the Group's increased cost of funding. NIM year to date remains 33 basis points lower than in the prior year, reflecting this increase in funding costs and the highly competitive market for deposits.

·
Loans and advances to customers have increased by £1.3 billion from 2Q09, but demand for credit remains subdued and repayments have accelerated, leaving balances down 3% from year-end 2008.

·
Deposits have grown steadily over the course of 2009 and increased by £1.1 billion during 3Q09 reflecting a range of initiatives undertaken to defend and grow the deposit base.

·
Non-interest income has remained resilient despite a slightly lower level of cross-sales of GBM products in the quarter, benefiting from early repayment fees as customers seek to deleverage.

UK Corporate
(continued)

Key points
(continued)

·
Costs reduced slightly in 3Q09, excluding the benefit of a £19 million legal fee recovery in the prior quarter. Year to date costs are down 8%, as initiatives within the Group-wide cost reduction programme continue to deliver savings on headcount and non-staff costs.

·
Impairments were reduced from 2Q09, which included a substantial increase in provisions to reflect deteriorating economic conditions. Year to date impairments remain substantially higher than in the same period of 2008, with the charge biased towards the house building, property and construction sectors.

·
Risk-weighted assets increased by 2% compared with 2Q09, partly reflecting additional lending volumes, but also resulting from the effect of deteriorating economic conditions on risk weightings.

Wealth

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income	168	176	153	502	418

Net fees and commissions	92	90	98	272	309
Other non-interest income	19	21	19	61	57

Non-interest income	111	111	117	333	366

Total income	279	287	270	835	784

Direct expenses
- staff	(82)	(78)	(94)	(250)	(280)
- other	(35)	(34)	(34)	(102)	(105)
Indirect expenses	(42)	(41)	(39)	(129)	(112)

	(159)	(153)	(167)	(481)	(497)

Operating profit before impairment losses	120	134	103	354	287
Impairment losses	(1)	(16)	(3)	(23)	(8)

Operating profit	119	118	100	331	279

Analysis of income:
Private Banking	232	242	211	693	598
Investments	47	45	59	142	186

Total income	279	287	270	835	784

Wealth
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Net interest margin	4.34%	4.82%	4.68%	4.54%	4.50%
Cost:income ratio	57.0%	53.3%	61.9%	57.6%	63.4%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	6.1	5.6	9	5.3	15
- personal	4.8	4.7	2	5.0	(4)
- other	2.5	2.1	19	2.1	19
Customer deposits	36.3	35.3	3	34.1	6
Assets under management - excluding deposits	31.7	29.8	6	34.7	(9)
Risk elements in lending	0.2	0.2	-	0.1	100
Loan:deposit ratio	36.9%	35.2%	172bp	36.3%	60bp
Risk-weighted assets	10.7	10.3	4	10.8	(1)

Key points

·
Deposits showed modest growth from 2Q09, mainly in the UK, and balances have now returned to the same level as at the end of 3Q08. Continued pressure on deposit margins, including a reduction in internal pricing applied to the Wealth deposit base, resulted in a decline in net interest income.
·
Assets under management rose 6% compared with 2Q09 reflecting improved market conditions, but continuing lack of investor appetite to commit to longer term investments and a preference for lower return and more liquid assets has left AUM 9% lower than at the end of 2008, with a resulting impact on fee income.
·
Loans and advances increased by 8% compared with the prior quarter, and by 8% against 31 December 2008, with lending margins continuing to improve. Loan growth has come primarily in the UK, where Wealth remains on track to achieve its share of the Group's UK lending commitments.
·
Expenses in 3Q09 were marginally higher than in 2Q09, which had benefited from changes to remuneration policy, including bonus deferral. 3Q09 expenses were slightly below the prior year quarter, benefiting from a 9% reduction in headcount versus a year ago.

Global Banking & Markets

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	447	660	535	1,919	1,386

Net fees and commissions receivable	338	409	405	1,038	1,030
Income from trading activities	1,184	1,338	760	6,851	2,942
Other operating income (net of related funding costs)	(110)	(97)	(22)	(300)	(83)

Non-interest income	1,412	1,650	1,143	7,589	3,889

Total income	1,859	2,310	1,678	9,508	5,275

Direct expenses
- staff	(760)	(762)	(618)	(2,523)	(2,204)
- other	(261)	(231)	(284)	(792)	(911)
Indirect expenses	(191)	(201)	(160)	(585)	(461)

	(1,212)	(1,194)	(1,062)	(3,900)	(3,576)

Operating profit before impairment losses	647	1,116	616	5,608	1,699
Impairment losses	(272)	31	(2)	(510)	(20)

Operating profit	375	1,147	614	5,098	1,679

Analysis of income by product:
Rates - money markets	287	466	384	1,606	893
Rates - flow	694	536	-	2,527	1,370
Currencies	141	384	417	1,083	1,091
Commodities	120	239	47	587	396
Equities	282	364	21	1,017	582
Credit markets	475	690	(105)	2,023	(1,094)
Portfolio management and origination	180	113	266	820	805
Fair value of own debt	(320)	(482)	648	(155)	1,232

Total income	1,859	2,310	1,678	9,508	5,275

Analysis of impairment by sector:
Manufacturing and infrastructure	33	23	-	72	-
Property and construction	-	4	-	50	12
Transport	2	1	-	3	-
Banks and financial institutions	237	39	-	280	(8)
Other	-	(98)	2	105	16

Total impairment	272	(31)	2	510	20

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.60%	(0.11%)	-	0.48%	0.02%

Global Banking & Markets
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Return on equity (1)	7.7%	25.1%	10.5%	35.0%	9.6%
Net interest margin	1.08%	1.48%	1.24%	1.52%	1.07%
Cost:income ratio	65.2%	51.7%	63.3%	41.0%	67.8%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances (including banks)	157.0	156.0	1	225.5	(30)
Reverse repos	75.4	75.2	-	88.8	(15)
Securities	117.6	115.5	2	127.5	(8)
Cash and eligible bills	63.8	51.5	24	20.2	216
Other	50.8	46.2	10	42.9	18

Total third party assets (excluding derivatives mark to market)	464.6	444.4	5	504.9	(8)
Net derivative assets (after netting)	81.5	70.7	15	113.0	(28)
Customer deposits (excluding repos)	58.1	65.0	(11)	88.6	(34)
Risk elements in lending	1.6	1.1	49	0.7	112
Loan:deposit ratio	192.4%	182.7%	962bp	192.0%	40bp
Risk-weighted assets	131.9	122.4	8	162.4	(19)

Note:
(1) Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Income fell 20% from the strong second quarter, but year to date income is up 80% relative to the same period of 2008. Rates flow business remained very strong, benefiting from good client activity, with income up 29% versus 2Q09 and 84% year to date. Currencies income declined, with no repeat of the favourable market conditions of the first half. Commodities and equities were down on 2Q09 but remain well ahead of the previous year, with core equities growth driven by a strong equity capital markets performance.

·
Credit markets income was down 31% versus the second quarter but remains strongly improved from the comparable period of 2008, with performance benefiting from greater liquidity and a more positive trading environment driving increased activity, particularly in the US liquid mortgage trading business.

·
Expenses remain tightly controlled, with total expenses for the quarter up 2% on 2Q09 and staff costs flat. Year to date expenses are up 9% on prior year, reflecting the inclusion of Sempra for the full nine months in 2009 and the impact of adverse exchange rate movements, partly offset by restructuring and efficiency benefits.

Global Banking & Markets
(continued)

Key points

(continued)

·
Impairments of £272 million for the quarter included a large individual failure. Year to date impairments were £510 million, representing 0.48% of loans and advances to customers compared with 0.02% in the prior year.

·
Losses of £320 million were incurred in the third quarter on the fair value of own debt, as the Group's credit spreads tightened further. In 3Q08 widening spreads led to a gain being booked.

·
Total third party assets excluding derivatives (TPAs) were up 1% at constant exchange rates from 2Q09, with most of the growth in cash and liquid bills. Compared with 31 December 2008 TPAs have been reduced by 8%, as asset inventories have been run down. Risk-weighted assets increased by 8% during the quarter, or 5% at constant exchange rates, reflecting the roll-off of relief trades. RWAs at 30 September 2009 are 19% down from 31 December 2008, or 16% at constant exchange rates, reflecting the Group's focus on reducing its risk profile and balance sheet usage.

Global Transaction Services

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income	234	225	244	679	688
Non-interest income	388	398	375	1,171	1,087

Total income	622	623	619	1,850	1,775

Direct expenses
- staff	(87)	(87)	(91)	(269)	(269)
- other	(37)	(38)	(38)	(110)	(107)
Indirect expenses	(223)	(229)	(215)	(687)	(628)

	(347)	(354)	(344)	(1,066)	(1,004)

Operating profit before impairment losses	275	269	275	784	771
Impairment losses	(22)	(4)	(7)	(35)	(14)

Operating profit	253	265	268	749	757

Analysis of income by product:
Domestic cash management	202	204	203	608	585
International cash management	183	179	179	531	522
Trade finance	71	77	60	223	171
Merchant acquiring	134	131	147	394	409
Commercial cards	32	32	30	94	88

Total income	622	623	619	1,850	1,775

Global Transaction Services
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Net interest margin	9.63%	9.23%	8.54%	9.03%	8.35%
Cost:income ratio	55.8%	56.8%	55.6%	57.6%	56.6%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Total third party assets	21.4	19.4	10	22.2	(4)
Loans and advances	14.5	13.5	7	14.8	(2)
Customer deposits	58.6	54.0	9	61.8	(5)
Risk elements in lending	0.2	0.1	-	0.1	-
Loan:deposit ratio	25.6%	25.9%	(29bp)	25.1%	50bp
Risk-weighted assets	18.9	16.7	13	17.4	9

Key points

·
Operating profit was resilient overall, declining by 5% or 2% at constant foreign exchange rates compared with 2Q09, as a result of modest impairments, offset by slightly improved income and costs.

·
Income increased 2% in the quarter at constant foreign exchange rates.  Liability margins remained compressed in the low interest rate environment and there was a reduction in trade finance volumes and pricing.

·
Cash Management performance for the nine months to 30 September 2009 was robust, with deposits up 9% during the quarter supported by additional mandates from new and existing clients, offset by liability margin compression, although balances remained below year-end 2008 levels.

·
Global Merchant Services saw improving transaction volumes and turnover, offset by reduced margins resulting in part from the continued customer migration from credit to debit cards.

·
There was a reduction in Trade Finance volumes in 3Q09 and some softening of previous repricing to account for risk; however, income was up 11% year to date at constant foreign exchange rates.

·
Expenses were tightly controlled and down 1% on 2Q09 at constant foreign exchange rates, with modest movements in transaction-related and indirect costs, and were flat year to date.

·
Modest impairment losses arose as a result of a small number of defaults in Trade Finance and Cash Management.  Overall impairments year to date remain small, at 0.3% of loans and advances.

Ulster Bank
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income	176	208	207	586	599

Net fees and commissions	45	39	69	130	178
Other non-interest income	10	12	-	33	34

Non-interest income	55	51	69	163	212

Total income	231	259	276	749	811

Direct expenses
- staff	(79)	(81)	(84)	(249)	(243)
- other	(20)	(25)	(23)	(67)	(69)
Indirect expenses	(73)	(75)	(71)	(225)	(211)

	(172)	(181)	(178)	(541)	(523)

Operating profit before impairment losses	59	78	98	208	288
Impairment losses	(144)	(90)	(17)	(301)	(35)

Operating (loss)/profit	(85)	(12)	81	(93)	253

Analysis of income by business:
Corporate	134	138	160	434	479
Retail	104	101	107	298	304
Other	(7)	20	9	17	28

Total income	231	259	276	749	811

Analysis of impairment by sector:
Mortgages	30	10	5	54	13
Corporate	87	66	3	193	1
Other	27	14	9	54	21

Total impairment	144	90	17	301	35

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Mortgages	0.72%	0.25%	0.13%	0.43%	0.11%
Corporate	1.59%	1.23%	0.06%	1.18%	0.01%
Other	5.40%	3.50%	1.61%	3.60%	1.27%

	1.42%	0.92%	0.18%	0.99%	0.13%

Ulster Bank

(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

Performance ratios
Return on equity (1)	(12.7%)	(2.0%)	17.3%	(4.6%)	18.0%
Net interest margin	1.74%	2.03%	2.04%	1.88%	1.96%
Cost:income ratio	74.5%	69.9%	64.5%	72.2%	64.5%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	16.7	16.0	4	18.1	(8)
- corporate	21.9	21.2	3	23.8	(8)
- other	2.0	1.8	11	2.1	(5)
Customer deposits	20.9	18.9	11	24.3	(14)
Risk elements in lending
- mortgages	0.5	0.4	25	0.3	67
- corporate	1.3	1.1	18	0.8	63
- other	0.2	0.1	100	0.1	100
Loan:deposit ratio	194.0%	206.3%	(1,237bp)	181.1%	1,291bp
Risk-weighted assets	28.5	26.2	9	24.5	16

Note:
(1) Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Deteriorating operating results largely reflect increased impairment losses and funding costs, against the backdrop of difficult economic conditions across the island of Ireland.

·
Net interest margin was 29 basis points lower in the quarter and 8 basis points lower year to date. The benefits of asset repricing initiatives have been offset by the increased  cost of acquiring and retaining customer deposits. Year to date, net interest income declined by 12% in constant currency terms.

·
At constant exchange rates, loans to customers declined by 2% compared with 2Q09 and by 4% compared with December 2008, reflecting a reduction in new business  demand, partially offset by lower redemption levels. Customer deposits rose by 5% in the quarter on a constant currency basis, reflecting the continued focus on improving the  Bank's funding profile, with balances 11% lower than December 2008, on the same basis, due to strong competition from institutions covered by the Irish Government guarantee  scheme.

·
Year to date, non-interest income has fallen by 28% from the prior year at constant currency rates, driven by reduced activity levels across all business lines, most notably in  Bancassurance and Capital Markets.

Ulster Bank

(continued)

Key points

(continued)

·
Ulster Bank continues to implement its restructuring programme, resulting in a 4% decrease in costs in constant currency terms compared with 2Q09, and this trend is expected to continue into 2010. The programme will encompass the merger of the First Active and Ulster Bank businesses and other cost management initiatives across the group.  Total costs year to date are down 2% versus prior year on a constant currency basis.

·
Impairment charges increased to £144 million for the quarter, driven by the continued deterioration in the Irish economic environment and resultant impact on credit risk metrics, particularly in property-related lending. Year to date impairment charges of £301 million are significantly higher than the prior year.

·
Customer account numbers increased by 3% compared with 3Q08, with growth fuelled by strong current account activity and new-to-bank savings customers.

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income	410	448	440	1,352	1,214

Net fees and commissions	159	209	171	566	481
Other non-interest income	65	45	29	162	113

Non-interest income	224	254	200	728	594

Total income	634	702	640	2,080	1,808

Direct expenses
- staff	(174)	(184)	(159)	(576)	(470)
- other	(132)	(188)	(92)	(463)	(234)
Indirect expenses	(191)	(194)	(153)	(586)	(451)

	(497)	(566)	(404)	(1,625)	(1,155)

Operating profit before impairment losses	137	136	236	455	653
Impairment losses	(180)	(146)	(134)	(549)	(260)

Operating (loss)/profit	(43)	(10)	102	(94)	393

Analysis of income by product:
Mortgages and home equity	112	130	88	384	263
Personal lending and cards	116	113	86	336	243
Retail deposits	200	202	256	633	721
Commercial lending	127	140	98	408	277
Commercial deposits	97	89	97	290	266
Other	(18)	28	15	29	38

Total income	634	702	640	2,080	1,808

Average exchange rate - US$/£	1.640	1.551	1.892	1.543	1.948

US Retail & Commercial (£ Sterling)
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m
Analysis of impairment by sector:
Residential mortgages	29	12	16	64	28
Home equity	82	43	20	154	45
Corporate & Commercial	65	61	54	234	94
Other consumer	4	30	44	97	93

Total impairment	180	146	134	549	260

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Residential mortgages	1.68%	0.66%	0.74%	1.24%	0.43%
Home equity	2.05%	1.08%	0.53%	1.28%	0.40%
Corporate & Commercial	1.27%	1.19%	1.11%	1.53%	0.65%
Other consumer	0.20%	1.45%	2.17%	1.64%	1.53%

	1.41%	1.12%	1.04%	1.43%	0.68%

US Retail & Commercial (£ Sterling)
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Performance ratios
Return on equity (1)	(2.5%)	(0.7%)	7.4%	(1.9%)	9.5%
Net interest margin	2.34%	2.30%	2.79%	2.32%	2.67%
Cost:income ratio	78.4%	80.6%	63.1%	78.1%	63.8%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet
Total assets	76.9	75.6	2	87.5	(12)
Loans and advances to customers (gross):
- Residential mortgages	6.9	7.3	(5)	9.5	(27)
- home equity	16.0	15.9	1	18.7	(14)
- corporate and commercial	20.5	20.5	-	23.7	(14)
- other consumer	7.8	8.3	(6)	9.8	(20)
Customer deposits	62.1	60.2	3	64.4	(4)
Risk elements in lending
- retail	0.3	0.3	-	0.2	50
- commercial	0.2	0.1	-	0.2	-
Loan:deposit ratio	82.6%	86.7%	(410bp)	96.6%	(1,400bp)
Risk-weighted assets	62.8	55.6	13	63.9	(2)

Spot exchange rate - US$/£	1.599	1.644		1.460

Note:
(1) Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Sterling has weakened over the course of the quarter, and the average exchange rate in 3Q09 reflects a 6% appreciation of the dollar. As a result, weak income and profit trends have been exacerbated in sterling terms.

·
Variances are fully described in the US dollar based financials that follow.

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	$m	$m	$m	$m	$m

Net interest income	680	696	834	2,087	2,363

Net fees and commissions	266	324	325	874	937
Other non-interest income	104	69	52	248	220

Non-interest income	370	393	377	1,122	1,157

Total income	1,050	1,089	1,211	3,209	3,520

Direct expenses
- staff	(289)	(287)	(302)	(889)	(916)
- other	(219)	(289)	(172)	(714)	(453)
Indirect expenses	(313)	(301)	(292)	(902)	(880)

	(821)	(877)	(766)	(2,505)	(2,249)

Operating profit before impairment losses	229	212	445	704	1,271
Impairment losses	(296)	(231)	(258)	(847)	(507)

Operating (loss)/profit	(67)	(19)	187	(143)	764

Analysis of income by product:
Mortgages and home equity	186	203	166	593	512
Personal lending and cards	190	174	164	518	474
Retail deposits	329	315	483	976	1,402
Commercial lending	210	217	186	629	540
Commercial deposits	160	138	185	448	519
Other	(25)	42	27	45	73

Total income	1,050	1,089	1,211	3,209	3,520

US Retail & Commercial (US Dollar)
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	$m	$m	$m	$m	$m
Analysis of impairment by sector:
Residential mortgages	47	19	30	99	54
Home equity	131	65	37	238	87
Corporate & Commercial	107	99	106	360	184
Other consumer	11	48	85	150	182

Total impairment	296	231	258	847	507

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Residential mortgages	1.69%	0.63%	0.77%	1.19%	0.46%
Home equity	2.05%	1.00%	0.55%	1.24%	0.43%
Corporate & Commercial	1.31%	1.18%	1.23%	1.47%	0.71%
Other consumer	0.34%	1.41%	2.36%	1.60%	1.69%

	1.45%	1.08%	1.13%	1.38%	0.74%

US Retail & Commercial (US Dollar)
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Performance ratios
Return on equity (1)	(2.5%)	(0.8%)	7.6%	(1.8%)	10.3%
Net interest margin	2.37%	2.32%	2.80%	2.34%	2.68%
Cost:income ratio	78.2%	80.5%	63.2%	78.1%	63.9%

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	$bn	$bn	%	$bn	%

Capital and balance sheet
Total assets	122.9	124.4	(1)	127.8	(4)
Loans and advances to customers (gross):
- Residential mortgages	11.0	12.0	(8)	13.9	(21)
- home equity	25.6	26.1	(2)	27.2	(6)
- corporate and commercial	32.7	33.6	(3)	34.7	(6)
- other consumer	12.5	13.7	(9)	14.3	(13)
Customer deposits	99.3	99.0	-	94.0	6
Risk elements in lending
- retail	0.5	0.4	25	0.3	67
- commercial	0.3	0.3	-	0.2	50
Loan:deposit ratio	82.6%	86.7%	(410bp)	96.6%	(1,400bp)
Risk-weighted assets	100.4	91.3	10	93.2	8

Note:
(1) Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

·
Deteriorating operating loss in the quarter reflects continuing pressure on income lines and further rises in impairments, partially offset by reduced expenses.

·
Net interest margin improved by 5 basis points compared with 2Q09, with wider lending margins as a result of strategic repricing, particularly on auto and home equity loans, as well as changes to deposit pricing and mix. However, net interest margin for the year to date is 34 basis points lower than in the same period of 2008, reflecting the decline in deposit margins in the low interest rate environment.

·
Fee income has fallen as mortgage banking fee income dropped 30%, compared with 2Q09, reflecting a decline in refinancing applications from the record levels seen in the prior period.

·
Consumer loans and advances were 4% lower compared with 2Q09, primarily driven by a decision to reduce activity in the student loan market. Compared with 3Q08, consumer lending is down 14%, with increased prepayments and sales of residential mortgages and reduced demand for auto loans. Commercial lending is down 3% compared with 2Q09 and 6% against 3Q08, reflecting a lack of credit demand.

US Retail & Commercial (US Dollar)
(continued)

Key points
(continued)

·
Customer deposits have been maintained in the third quarter. Compared with 3Q08 overall deposit balances are flat, but the mix has altered, with non-interest bearing deposits up 14% and wholesale deposits reduced by $7 billion, or 90%.  The loan to deposit ratio has improved further to 82.6%.

·
Increased impairments reflect challenging conditions in the home equity, residential mortgage and commercial real estate portfolios. Charge-offs remain in line with 2Q09, representing 0.75% of loans and advances, but were 22 basis points higher than in 3Q08. The provision balance increased by $134 million in 3Q09.

RBS Insurance

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Earned premiums	1,145	1,119	1,128	3,370	3,391
Reinsurers' share	(43)	(40)	(51)	(128)	(158)

Insurance net premium income	1,102	1,079	1,077	3,242	3,233
Net fees and commissions	(95)	(95)	(102)	(282)	(303)
Other income	112	104	107	324	374

Total income	1,119	1,088	1,082	3,284	3,304

Direct expenses
- staff	(67)	(69)	(64)	(206)	(209)
- other	(47)	(54)	(44)	(168)	(171)
Indirect expenses	(64)	(65)	(65)	(195)	(189)

	(178)	(188)	(173)	(569)	(569)

Gross claims	(941)	(776)	(777)	(2,515)	(2,348)
Reinsurers' share	13	18	18	36	63

Net claims	(928)	(758)	(759)	(2,479)	(2,285)

Operating profit before impairment losses	13	142	150	236	450
Impairment losses	(2)	(1)	-	(8)	-

Operating profit	11	141	150	228	450

Analysis of income by product:
Motor own-brand	517	495	492	1,489	1,451
Household and Life own-brands	214	210	200	628	600
Motor partnerships and broker	141	145	167	431	520
Household and Life, partnerships and broker	78	81	88	242	269
Other (international, commercial and central)	169	157	135	494	464

Total income	1,119	1,088	1,082	3,284	3,304

RBS Insurance
(continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008

In-force policies (thousands)
- Motor own-brand	4,894	4,789	4,434	4,894	4,434
- Own-brand non-motor (home, rescue, pet, HR24)	6,150	5,890	5,468	6,150	5,468
- Partnerships & broker (motor, home, rescue, pet, HR24)	5,371	5,609	6,052	5,371	6,052
- Other (International, commercial and central)	1,212	1,210	1,122	1,212	1,122

Gross written premium (£m)	1,186	1,147	1,159	3,456	3,382

Performance ratios
Return on equity (1)	1.2%	17.7%	18.8%	8.6%	18.8%
Cost:income ratio	15.9%	17.3%	16.0%	17.3%	17.2%
Adjusted cost:income ratio (2)	93.2%	57.0%	53.6%	70.7%	55.8%

Balance sheet
General insurance reserves - total (£m)	6,839	6,601	6,661	6,839	6,661
Notes:
(1)        Based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)
Based on total income and operating expenses above and after netting insurance claims against income.

Key points

·
Income grew by 3% compared with 2Q09, driven by the success of the Group's own brands, with the partnerships and broker segment remaining flat. Churchill and Privilege have benefited from deployment on selected price comparison websites, with motor policy numbers up 25% and 13% respectively, and home policies up 33% and 186% respectively, compared with 3Q08. Year to date own brand premium income is up 10% against the prior year.
·
Investment income declined 10% in the quarter and is 41% lower year to date, reflecting lower interest rates earned on the division's conservatively invested portfolio.
·
Expenses fell by 5% in the quarter, mainly reflecting the phasing of marketing activity and a reduction in industry levies. Year to date, costs were held flat at £569 million, with wage inflation offset by efficiency reductions in headcount and reduced marketing spend.
·
Net claims were significantly higher than expected in the quarter, with an increase of 22% compared with 2Q09. This was largely due to greater claims being made against our drivers for bodily injury accidents, resulting in the need to strengthen both current and prior years' claims reserves by a total of £118 million above that projected for the quarter. Significant action has now been taken to mitigate this impact including motor price increases and refining our claims handling processes. Year to date net claims were up 8%, with the additional impact of increases in creditor claims and home claims from cold weather in 1Q09.

·
The UK combined operating ratio, including statutory business services costs was 104.2%, compared with 91.3% in the second quarter, with the impact of the increase in reserves for bodily injury claims only partially mitigated by commission and expense ratio improvement. The year to date combined ratio rose to 98.3%.

Central items

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Fair value of own debt	(163)	(478)	633	(257)	861
Other	283	166	173	554	651

Central items not allocated	120	(312)	806	297	1,512

Key points

·
Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

·
Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

·
Items not allocated in the quarter amounted to a net credit of £120 million and comprised an increase in the carrying value of own debt partially offset by a net credit on a number of other volatile items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.

Non-Core

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	287	274	479	956	1,391

Net fees and commissions receivable	132	82	260	392	752
(Loss)/income from trading activities	(735)	(1,390)	68	(4,990)	(5,186)
Insurance net premium income	173	196	252	613	737
Other operating income	83	(56)	(3)	52	843

Non-interest income	(347)	(1,168)	577	(3,933)	(2,854)

Total income	(60)	(894)	1,056	(2,977)	(1,463)

Direct expenses
- staff	(111)	(71)	(141)	(370)	(552)
- other	(223)	(220)	(257)	(673)	(772)
Indirect expenses	(132)	(137)	(131)	(411)	(387)

	(466)	(428)	(529)	(1,454)	(1,711)

Operating (loss)/profit before other operating charges and impairment losses	(526)	(1,322)	527	(4,431)	(3,174)
Insurance net claims	(126)	(137)	(170)	(440)	(508)
Impairment losses	(2,066)	(3,516)	(768)	(7,410)	(1,575)

Operating loss	(2,718)	(4,975)	(411)	(12,281)	(5,257)

Analysis of income:
Banking & Portfolio	(92)	(772)	739	(774)	2,015
Retail, Commercial & Countries	537	570	773	1,769	2,291
Trading	(505)	(692)	(456)	(3,972)	(5,769)

	(60)	(894)	1,056	(2,977)	(1,463)

Key metrics

Performance ratios
Net interest margin	0.55%	0.45%	0.38%	0.54%	0.67%
Cost:income ratio	(776.7%)	(47.9%)	50.1%	(48.8%)	(117.0%)

	30 September 2009	30 June 2009	Change	31 December 2008	Change
	£bn	£bn	%	£bn	%

Capital and balance sheet *
Total third party assets (including derivatives**)	220.2	231.9	(5)	325.1	(32)
Loans and advances to customers - gross	158.7	163.6	(3)	190.6	(17)
Customer deposits	14.7	13.4	10	26.6	(45)
Risk elements in lending	23.3	20.5	14	11.2	108
Loan:deposit ratio	1,078.5%	1,282.2%	(16)	718.1%	50
Risk-weighted assets	190.3	164.1	16	160.3	19

* includes disposal groups.
**
Derivatives were £23.6 billion at 30 September 2009 (30 June 2009 - £30.5 billion; 31 December 2008 -  £73.4 billion)

Non-Core
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Credit and other market write-downs:*
Monoline exposures	106	7	109	1,653	2,229
CDPCs	277	371	162	846	242
Super senior CDOs	(148)	151	-	389	1,892
Leveraged finance	-	-	36	-	899
CLO's	1	-	69	1	182
Other credit exotics	46	(15)	(130)	588	231
Equities	12	13	132	34	168
Other	55	51	(78)	97	(142)

	349	578	300	3,608	5,701
CDS Hedging	386	813	(368)	1,382	(516)

	735	1,391	(68)	4,990	5,185

Impairment losses:
Banking & Portfolio	878	1,619	252	3,320	498
Retail, Commercial & Countries	1,234	1,638	360	3,592	887
Trading	(46)	259	156	498	190

	2,066	3,516	768	7,410	1,575

Loan impairment charge as % of gross customer loans and advances:
Banking & Portfolio	4.04%	7.16%	(0.33%)	5.01%	0.24%
Retail, Commercial & Countries	7.22%	9.44%	1.95%	7.00%	1.61%
Trading	(31.73%)	42.09%	7.52%	(9.19%)	3.24%

Total	5.37%	8.39%	1.03%	5.66%	0.98%

	£bn	£bn	£bn	£bn	£bn

Gross customer loans and advances:
Banking & Portfolio	88.4	93.1	91.1	88.4	91.1
Retail, Commercial & Countries	68.4	69.4	73.5	68.4	73.5
Trading	1.9	1.1	7.5	1.9	7.5

	158.7	163.6	172.1	158.7	172.1

Risk-weighted assets:
Banking & Portfolio	73.1	61.8	42.9	73.1	42.9
Retail, Commercial & Countries	45.9	48.3	53.8	45.9	53.8
Trading	71.3	54.0	34.0	71.3	34.0

	190.3	164.1	130.7	190.3	130.7

* Included in income from trading activities.

Non-Core
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	1	2	-	4	1
Personal	11	17	12	42	31
Other	-	-	16	-	43

Total UK Retail	12	19	28	46	75

UK Corporate
Manufacturing & Infrastructure	14	13	4	48	13
Property and construction	163	229	45	517	72
Transport	5	2	7	8	8
Telecoms, media and technology	-	-	-	-	-
Banks and financials	1	99	2	102	3
Lombard	27	-	-	109	-
Invoice finance	2	-	-	2	-
Other	32	544	29	551	96

Total UK Corporate	244	887	87	1,337	192

Ulster Bank
Mortgages	7	11	2	26	3
Commercial inv. & dev.	20	19	2	47	3
Residential inv. & dev.	406	240	6	749	34
Other	148	25	5	184	11
Other EMEA	27	34	20	86	61

Total Ulster Bank	608	329	35	1,092	112

US Retail and Commercial
Auto & consumer	49	32	52	110	82
Cards	33	45	18	104	42
SBO/home equity	70	142	51	360	218
Residential mortgages	20	18	2	42	3
Commercial real estate	85	65	32	177	39
Commercial and other	38	19	6	76	11

Total US Retail and Commercial	295	321	161	869	395

Global Banking & Markets	832	1,878	408	3,818	688

Other	75	82	49	248	113

Total impairment losses	2,066	3,516	768	7,410	1,575

Non-Core
(continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£bn	£bn	£bn	£bn	£bn

Gross loans and advances to customers by donating division and sector (excluding reverse repurchase agreements)

UK Retail
Mortgages	2.0	2.0	2.3	2.0	2.3
Personal	0.7	0.9	1.2	0.7	1.2
Other	-	-	1.9	-	1.9

Total UK Retail	2.7	2.9	5.4	2.7	5.4

UK Corporate
Manufacturing & Infrastructure	0.3	0.6	0.3	0.3	0.3
Property and construction	13.0	13.5	13.1	13.0	13.1
Other	22.2	23.0	22.3	22.2	22.3

Total UK Corporate	35.5	37.1	35.7	35.5	35.7

Ulster Bank
Mortgages	6.3	5.8	5.2	6.3	5.2
Commercial inv. & dev.	2.8	0.6	1.4	2.8	1.4
Residential inv. & dev.	5.9	7.9	3.9	5.9	3.9
Other	1.1	1.1	3.5	1.1	3.5
Other EMEA	1.1	0.8	1.1	1.1	1.1

Total Ulster Bank	17.2	16.2	15.1	17.2	15.1

US Retail and Commercial
Auto & consumer	3.4	3.5	3.7	3.4	3.7
Cards	0.6	0.6	0.6	0.6	0.6
SBO/home equity	3.9	4.0	4.3	3.9	4.3
Residential mortgages	0.9	0.9	1.0	0.9	1.0
Commercial real estate	2.1	2.1	2.4	2.1	2.4
Commercial and other	1.0	1.2	1.0	1.0	1.0

Total US Retail and Commercial	11.9	12.3	13.0	11.9	13.0

Global Banking & Markets	87.4	91.6	92.0	87.4	92.0

Other	1.1	0.8	4.3	1.1	4.3

Total loans and advances to customers	155.8	160.9	165.5	155.8	165.5

Non-Core
(continued)

Key points

·
Credit and other market write-downs were substantially lower in the third quarter, down from £1,390 million to £735 million with the widening in monoline spreads more than offset by reduced losses on hedges and credit derivative product companies and a rally in asset-backed securities.

·
Impairment losses were £1,450 million lower than in 2Q09, with reduced charges in UK Corporate and GBM portfolios, which included a number of large, single name impairments in the second quarter. Ulster Bank's impairments have increased materially as the market has continued to deteriorate.

·
Third party assets (including MTM derivatives) were down 5% compared with 2Q09, and have declined by 32% compared with December 2008, as assets have been run-off and written down. Risk-weighted assets, however, increased by 16% during the third quarter to £190.3 billion and are 19% higher than at end 2008, as continued deterioration in the corporate economic environment has pushed the impact of procyclicality higher, particularly in real estate and leverage finance portfolios and due to downgrades on monolines.

Allocation methodology for indirect costs

Business Services directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs.

Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, the costs are allocated on a basis management considers reasonable.  The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated or rewarded based on long term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Business Services costs
Property	497	492	427	1,457	1,241
Operations	370	357	358	1,105	1,075
Technology services and support functions	389	474	456	1,318	1,331

	1,256	1,323	1,241	3,880	3,647

Allocated to divisions:
UK Retail	(381)	(397)	(409)	(1,178)	(1,201)
UK Corporate	(106)	(109)	(112)	(325)	(330)
Wealth	(29)	(31)	(31)	(90)	(90)
Global Banking & Markets	(134)	(152)	(118)	(411)	(346)
Global Transaction Services	(207)	(215)	(203)	(638)	(595)
Ulster Bank	(63)	(66)	(63)	(195)	(187)
US Retail & Commercial	(173)	(179)	(139)	(533)	(410)
RBS Insurance	(54)	(57)	(57)	(167)	(167)
Non-Core	(109)	(117)	(109)	(343)	(321)

	-	-	-	-	-

Group centre costs	232	196	170	704	484

Allocated to divisions:
UK Retail	(66)	(55)	(39)	(208)	(113)
UK Corporate	(19)	(16)	(17)	(55)	(48)
Wealth	(13)	(10)	(8)	(39)	(22)
Global Banking & Markets	(57)	(49)	(42)	(174)	(115)
Global Transaction Services	(16)	(14)	(12)	(49)	(33)
Ulster Bank	(10)	(9)	(8)	(30)	(24)
US Retail & Commercial	(18)	(15)	(14)	(53)	(41)
RBS Insurance	(10)	(8)	(8)	(28)	(22)
Non-Core	(23)	(20)	(22)	(68)	(66)

	-	-	-	-	-

Allocation methodology for indirect costs (continued)

	Quarter ended			Nine months ended
	30 September 2009	30 June 2009	30 September 2008	30 September 2009	30 September 2008
	£m	£m	£m	£m	£m

Treasury funding costs	334	334	270	1,088	977

Allocated to divisions:
UK Retail	(66)	(29)	(37)	(144)	(142)
UK Corporate	(47)	(63)	(41)	(211)	(149)
Wealth	28	30	(17)	67	(67)
Global Banking & Markets	24	44	(32)	218	(79)
Global Transaction Services	48	38	32	107	69
Ulster Bank	(23)	5	(16)	(26)	(55)
US Retail & Commercial	(48)	(14)	(15)	(85)	(73)
RBS Insurance	(12)	(7)	(4)	(30)	(21)
Non-Core	(238)	(338)	(140)	(984)	(460)

	-	-	-	-	-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat